Exhibit 99.1

2017-05-29

PRESS RELEASE

Oasmia Pharmaceutical Issues Clarification Regarding Clinical Study OAS-12DOC-BIO

Uppsala, Sweden, May 29, 2017 – Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology, hereby issues a clarification regarding the study OAS-12DOC-BIO, of which one clinical site has been closed down as per the EU Clinical Trials Register*. However, this site closure does not impact the ongoing study as a whole, which continues according to its pre-planned strategy.

*Link: https://www.clinicaltrialsregister.eu/ctr-search/trial/2012-005161-12/LV

For more information:

Julian Aleksov, Chairman of the Board

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

”This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.45 CET on May 29, 2017.”